SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES
News Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 20, 2003	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Senior Assistant Corporate Secretary

RELEASE: Immediate, June 20, 2003

POLICE UNION RATIFIES
CONTRACT SETTLEMENT WITH CPR

CALGARY — Members of the Canadian Pacific Police Association (CPPA) have ratified a three-year contract agreement with Canadian Pacific Railway extending through to December 31, 2005.

The CPPA represents 64 police officers responsible for security across the railway. The new agreement provides for an overall 7.5% increase in wages over the three-year term, as well as pension and benefit improvements. It contains provisions for a restructuring of the benefits program in 2005, which will help CPR to manage escalating health and welfare costs while providing extensive benefits coverage.

Terry Hubick, President of the CPPA, stated that the settlement addressed a number of their key concerns encompassing constable wages, pensions and work rules.

“We are pleased with the productive exchange of ideas and mutually beneficial dialogue that characterized months of discussions and culminated in a settlement that provides tangible benefits to all parties,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “The agreement provides a competitive level of compensation and benefits while recognizing that we can work together creatively to manage rising health costs without diminishing coverage.”

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

end

Contacts:
Media
Canadian Pacific Railway	Canadian Pacific Police Association
Darcie Park	Terry Hubick
Tel.: (403) 319-3686	Tel: 204-792-5534
darcie_park@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca